

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Fion Wenjuan Zhou
Chief Financial Officer
Niu Technologies
No.1 Building, No. 195 Huilongguan East Road,
Changping District, Beijing 102208
People's Republic of China

  Re: Niu Technologies
    Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022
    Filed April 21, 2023
    File No. 001-38696

Dear Fion Wenjuan Zhou:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing